Exhibit 99.3

ASML - Summary US GAAP Consolidated Statements of Operations

	Three months ended,		Twelve months ended,
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
(unaudited, in millions €, except per share data)	2023	2024	2023	2024

Net system sales	5,682.5	7,115.9	21,938.6	21,768.7
Net service and field option sales	1,554.5	2,146.9	5,619.9	6,494.2
Total net sales	7,237.0	9,262.8	27,558.5	28,262.9

Total cost of sales	(3,519.7)	(4,473.0)	(13,422.4)	(13,770.9)
Gross profit	3,717.3	4,789.8	14,136.1	14,492.0

Research and development costs	(1,041.3)	(1,116.0)	(3,980.6)	(4,303.7)
Selling, general and administrative costs	(284.1)	(318.4)	(1,113.2)	(1,165.7)
Income from operations	2,391.9	3,355.4	9,042.3	9,022.6

Interest and other, net	5.2	6.3	41.2	19.8
Income before income taxes	2,397.1	3,361.7	9,083.5	9,042.4

Income tax expense	(385.6)	(723.8)	(1,435.8)	(1,680.6)
Income after income taxes	2,011.5	2,637.9	7,647.7	7,361.8

Profit related to equity method investments	36.6	55.5	191.3	209.8
Net income	2,048.1	2,693.4	7,839.0	7,571.6

Basic net income per ordinary share	5.21	6.85	19.91	19.25
Diluted net income per ordinary share	5.20	6.84	19.89	19.24

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	393.4	393.3	393.8	393.3
Diluted	393.8	393.6	394.1	393.6

ASML - Ratios and Other Data

	Three months ended,		Twelve months ended,
	Dec 31,	Dec 31,	Dec 31,		Dec 31,
(unaudited, in millions €, except otherwise indicated)	2023	2024	2023		2024

Gross profit as a percentage of net sales	51.4%	51.7%	51.3%		51.3%
Income from operations as a percentage of net sales	33.1%	36.2%	32.8%		31.9%
Net income as a percentage of net sales	28.3%	29.1%	28.4%		26.8%
Income taxes as a percentage of income before income taxes	16.1%	21.5%	15.8%		18.6%
Shareholders’ equity as a percentage of total assets	33.7%	38.0%	33.7%		38.0%
Sales of lithography systems (in units) [1]	124	132	449		418
Net bookings [2]	9,186	7,088	20,040	[3]	18,899	[3]
Number of payroll employees in FTEs	40,310	42,786	40,310		42,786
Number of temporary employees in FTEs	2,107	1,241	2,107		1,241

1. Lithography systems do not include metrology and inspection systems.
2. Net bookings include all system sales orders and inflation-related adjustments, for which written authorizations have been accepted.
3. The sum of quarterly net bookings over the period.

ASML - Summary US GAAP Consolidated Balance Sheets

	Dec 31,	Dec 31,
(unaudited, in millions €)	2023	2024

ASSETS
Cash and cash equivalents	7,004.7	12,735.9
Short-term investments	5.4	5.4
Accounts receivable, net	4,334.1	4,477.5
Finance receivables, net	1,379.2	82.6
Current tax assets	1,001.2	283.6
Contract assets	240.1	320.6
Inventories, net	8,850.7	10,891.5
Other assets	1,578.5	1,940.3
Total current assets	24,393.9	30,737.4

Finance receivables, net	60.6	317.2
Deferred tax assets	1,872.3	1,940.7
Loans receivable	929.2	1,456.6
Other assets	651.8	790.8
Equity method investments	919.6	903.0
Goodwill	4,588.6	4,588.6
Other intangible assets, net	741.7	621.3
Property, plant and equipment, net	5,493.2	6,846.8
Right-of-use assets	306.6	387.2
Total non-current assets	15,563.6	17,852.2

Total assets	39,957.5	48,589.6

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	16,274.7	20,051.4
Total current liabilities	16,274.7	20,051.4

Long-term debt	4,631.5	3,677.3
Deferred and other tax liabilities	372.2	299.2
Contract liabilities	4,825.5	5,625.4
Accrued and other liabilities	401.2	459.5
Total non-current liabilities	10,230.4	10,061.4

Total liabilities	26,505.1	30,112.8

Total shareholders’ equity	13,452.4	18,476.8
Total liabilities and shareholders’ equity	39,957.5	48,589.6

ASML - Summary US GAAP Consolidated Statements of Cash Flows

	Three months ended,		Twelve months ended,
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
(unaudited, in millions €)	2023	2024	2023	2024

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	2,048.1	2,693.4	7,839.0	7,571.6

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	212.1	241.0	739.8	918.6
Impairment and loss (gain) on disposal	10.0	11.1	37.5	35.8
Share-based compensation expense	41.6	53.0	134.8	172.6
Inventory reserves	210.7	167.7	485.3	554.7
Deferred tax expense (benefit)	(48.9)	(28.3)	(133.6)	(144.8)
Equity method investments	175.7	169.9	4.2	4.4
Changes in assets and liabilities	547.7	6,237.0	(3,663.6)	2,053.3
Net cash provided by (used in) operating activities	3,197.0	9,544.8	5,443.4	11,166.2

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(584.0)	(704.0)	(2,155.6)	(2,067.2)
Purchase of intangible assets	(18.3)	(1.5)	(40.6)	(15.9)
Purchase of short-term investments	(1.0)	(0.9)	(23.6)	(305.2)
Maturity of short-term investments	0.9	0.9	125.6	305.2
Loans issued and other investments	(8.5)	(527.4)	(561.5)	(526.2)
Acquisition of subsidiaries (net of cash acquired)	(6.0)	—	(33.6)	—
Net cash provided by (used in) investing activities	(616.9)	(1,232.9)	(2,689.3)	(2,609.3)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(570.8)	(597.8)	(2,348.3)	(2,452.9)
Purchase of treasury shares	—	—	(1,000.0)	(500.0)
Net proceeds from issuance of shares	25.9	32.0	99.4	124.0
Net proceeds from issuance of notes, net of issuance costs	—	22.5	997.8	22.5
Repayment of debt and finance lease obligations	(0.2)	(24.1)	(752.8)	(25.7)
Net cash provided by (used in) financing activities	(545.1)	(567.4)	(3,003.9)	(2,832.1)

Net cash flows	2,035.0	7,744.5	(249.8)	5,724.8

Effect of changes in exchange rates on cash	(5.8)	12.1	(13.8)	6.4
Net increase (decrease) in cash and cash equivalents	2,029.2	7,756.6	(263.6)	5,731.2

Cash and cash equivalents at beginning of the period	4,975.5	4,979.3	7,268.3	7,004.7
Cash and cash equivalents at end of the period	7,004.7	12,735.9	7,004.7	12,735.9

ASML - Quarterly Summary US GAAP Consolidated Statements of Operations

	Three months ended,
	Dec 31,	Mar 31,	Jun 30,	Sep 29,	Dec 31,
(unaudited, in millions €, except per share data)	2023	2024	2024	2024	2024

Net system sales	5,682.5	3,965.9	4,760.9	5,926.0	7,115.9
Net service and field option sales	1,554.5	1,324.1	1,481.9	1,541.3	2,146.9
Total net sales	7,237.0	5,290.0	6,242.8	7,467.3	9,262.8

Total cost of sales	(3,519.7)	(2,593.4)	(3,030.6)	(3,673.9)	(4,473.0)
Gross profit	3,717.3	2,696.6	3,212.2	3,793.4	4,789.8

Research and development costs	(1,041.3)	(1,031.9)	(1,100.6)	(1,055.2)	(1,116.0)
Selling, general and administrative costs	(284.1)	(273.3)	(277.0)	(297.0)	(318.4)
Income from operations	2,391.9	1,391.4	1,834.6	2,441.2	3,355.4

Interest and other, net	5.2	26.2	(11.9)	(0.8)	6.3
Income before income taxes	2,397.1	1,417.6	1,822.7	2,440.4	3,361.7

Benefit from (provision for) income taxes	(385.6)	(224.0)	(291.6)	(441.2)	(723.8)
Income after income taxes	2,011.5	1,193.6	1,531.1	1,999.2	2,637.9

Profit related to equity method investments	36.6	30.2	46.8	77.3	55.5
Net income	2,048.1	1,223.8	1,577.9	2,076.5	2,693.4

Basic net income per ordinary share	5.21	3.11	4.01	5.28	6.85
Diluted net income per ordinary share	5.20	3.11	4.01	5.28	6.84

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	393.4	393.4	393.2	393.2	393.3
Diluted	393.8	393.7	393.5	393.6	393.6

ASML - Quarterly Summary Ratios and other data

	Dec 31,	Mar 31,	Jun 30,	Sep 29,	Dec 31,
(unaudited, in millions €, except otherwise indicated)	2023	2024	2024	2024	2024

Gross profit as a percentage of net sales	51.4%	51.0%	51.5%	50.8%	51.7%
Income from operations as a percentage of net sales	33.1%	26.3%	29.4%	32.7%	36.2%
Net income as a percentage of net sales	28.3%	23.1%	25.3%	27.8%	29.1%
Income taxes as a percentage of income before income taxes	16.1%	15.8%	16.0%	18.1%	21.5%
Shareholders’ equity as a percentage of total assets	33.7%	35.3%	36.1%	38.7%	38.0%
Sales of lithography systems (in units) [1]	124	70	100	116	132
Net bookings [2]	9,186	3,611	5,567	2,633	7,088
Number of payroll employees in FTEs	40,310	40,940	41,505	42,372	42,786
Number of temporary employees in FTEs	2,107	1,773	1,584	1,417	1,241

1. Lithography systems do not include metrology and inspection systems.
2. Net bookings include all system sales orders and inflation-related adjustments, for which written authorizations have been accepted.

ASML - Quarterly Summary US GAAP Consolidated Balance Sheets

	Dec 31,	Mar 31,	Jun 30,	Sep 29,	Dec 31,
(unaudited, in millions €)	2023	2024	2024	2024	2024

ASSETS
Cash and cash equivalents	7,004.7	5,100.8	4,813.6	4,979.3	12,735.9
Short-term investments	5.4	305.3	205.3	5.2	5.4
Accounts receivable, net	4,334.1	3,585.5	4,475.8	5,160.6	4,477.5
Finance receivables, net	1,379.2	1,441.2	977.0	640.7	82.6
Current tax assets	1,001.2	649.3	684.8	324.4	283.6
Contract assets	240.1	302.6	435.0	553.6	320.6
Inventories, net	8,850.7	9,864.5	10,972.3	11,414.5	10,891.5
Other assets	1,578.5	1,890.5	1,889.4	1,785.7	1,940.3
Total current assets	24,393.9	23,139.7	24,453.2	24,864.0	30,737.4

Finance receivables, net	60.6	13.8	64.0	370.5	317.2
Deferred tax assets	1,872.3	1,875.2	1,872.4	1,939.0	1,940.7
Loans receivable	929.2	929.5	929.3	928.6	1,456.6
Other assets	651.8	648.5	702.8	733.5	790.8
Equity method investments	919.6	951.5	1,002.3	1,083.4	903.0
Goodwill	4,588.6	4,588.6	4,588.6	4,588.6	4,588.6
Other intangible assets, net	741.7	711.1	686.4	652.9	621.3
Property, plant and equipment, net	5,493.2	5,841.4	6,084.0	6,211.9	6,846.8
Right-of-use assets	306.6	343.3	358.0	393.7	387.2
Total non-current assets	15,563.6	15,902.9	16,287.8	16,902.1	17,852.2

Total assets	39,957.5	39,042.6	40,741.0	41,766.1	48,589.6

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	16,274.7	15,048.7	16,132.3	16,025.8	20,051.4
Total current liabilities	16,274.7	15,048.7	16,132.3	16,025.8	20,051.4

Long-term debt	4,631.5	4,612.0	4,608.2	4,692.2	3,677.3
Deferred and other tax liabilities	372.2	400.4	351.9	346.9	299.2
Contract liabilities	4,825.5	4,744.7	4,463.0	4,103.9	5,625.4
Accrued and other liabilities	401.2	442.7	474.4	445.7	459.5
Total non-current liabilities	10,230.4	10,199.8	9,897.5	9,588.7	10,061.4

Total liabilities	26,505.1	25,248.5	26,029.8	25,614.5	30,112.8

Total shareholders’ equity	13,452.4	13,794.1	14,711.2	16,151.6	18,476.8
Total liabilities and shareholders’ equity	39,957.5	39,042.6	40,741.0	41,766.1	48,589.6

ASML - Quarterly Summary US GAAP Consolidated Statements of Cash Flows

	Three months ended,
	Dec 31,	Mar 31,	Jun 30,	Sep 29,	Dec 31,
(unaudited, in millions €)	2023	2024	2024	2024	2024

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	2,048.1	1,223.8	1,577.9	2,076.5	2,693.4

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	212.1	214.4	227.5	235.7	241.0
Impairment and loss (gain) on disposal	10.0	4.2	13.7	6.8	11.1
Share-based compensation expense	41.6	19.8	46.5	53.3	53.0
Inventory reserves	210.7	121.5	110.7	154.8	167.7
Deferred tax expense (benefit)	(48.9)	(2.7)	0.8	(114.6)	(28.3)
Equity method investments	175.7	(33.9)	(50.6)	(81.0)	169.9
Changes in assets and liabilities	547.7	(1,799.0)	(1,003.1)	(1,381.6)	6,237.0
Net cash provided by (used in) operating activities	3,197.0	(251.9)	923.4	949.9	9,544.8

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(584.0)	(417.3)	(531.0)	(414.9)	(704.0)
Purchase of intangible assets	(18.3)	(6.5)	(7.0)	(0.9)	(1.5)
Purchase of short-term investments	(1.0)	(300.0)	(0.5)	(3.8)	(0.9)
Maturity of short-term investments	0.9	—	100.4	203.9	0.9
Loans issued and other investments	(8.5)	0.2	0.3	0.7	(527.4)
Acquisition of subsidiaries (net of cash acquired)	(6.0)	—	—	—	—
Net cash provided by (used in) investing activities	(616.9)	(723.6)	(437.8)	(215.0)	(1,232.9)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(570.8)	(571.0)	(688.3)	(595.8)	(597.8)
Purchase of treasury shares	—	(385.1)	(114.9)	—	—
Net proceeds from issuance of shares	25.9	29.3	31.2	31.5	32.0
Net proceeds from issuance of notes, net of issuance costs	—	—	—	—	22.5
Repayment of debt and finance lease obligations	(0.2)	(0.6)	(0.3)	(0.7)	(24.1)
Net cash provided by (used in) financing activities	(545.1)	(927.4)	(772.3)	(565.0)	(567.4)

Net cash flows	2,035.0	(1,902.9)	(286.7)	169.9	7,744.5

Effect of changes in exchange rates on cash	(5.8)	(1.0)	(0.5)	(4.2)	12.1
Net increase (decrease) in cash and cash equivalents	2,029.2	(1,903.9)	(287.2)	165.7	7,756.6

Cash and cash equivalents at beginning of the period	4,975.5	7,004.7	5,100.8	4,813.6	4,979.3
Cash and cash equivalents at end of the period	7,004.7	5,100.8	4,813.6	4,979.3	12,735.9

Notes to the Summary US GAAP Consolidated Financial Statements

Basis of preparation
The accompanying unaudited Summary Consolidated Financial Statements have been prepared in conformity with the accounting principles generally accepted in the United States of America ("US GAAP").
For further details on our annual disclosure requirements under US GAAP, including our significant accounting policies, these interim unaudited Summary Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and Notes included within our 2023 Annual Report based on US GAAP, which is available on www.asml.com.

Forward Looking Statements
This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to plans, strategies, expected trends, including trends in the semiconductor industry and end markets and business environment trends, expected growth in the semiconductor industry by 2030, our expectation that AI will be the key driver for the industry and the expected impact of AI demand on our business, our expectation that lithography will remain at the heart of customer innovation, expected demand, bookings, backlog, outlook of market segments, outlook and expected financial results including expected results for Q1 2025, including net sales, Installed Base Management sales, gross margin, R&D costs, SG&A costs, outlook for full year 2025, including expected full year 2025 total net sales, gross margin and estimated annualized effective tax rate, statements made at our 2024 Investor Day, including revenue and gross margin opportunity for 2030, our expectation to continue to return significant amounts of cash to shareholders through growing dividends and share buybacks, statements with respect to our share buyback program, including the amount of shares that may be repurchased thereunder and statements with respect to dividends, statements with respect to expected performance and capabilities of our systems and customer plans and other non- historical statements. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal”, “model”, “opportunity” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions, plans and projections about our business and our future financial results and readers should not place undue reliance on them. Forward- looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, risks relating to customer demand, semiconductor equipment industry capacity, worldwide demand for semiconductors and semiconductor manufacturing capacity, lithography tool utilization and semiconductor inventory levels, general trends and consumer confidence in the semiconductor industry, the impact of general economic conditions, including the impact of the current macroeconomic environment on the semiconductor industry, uncertainty around a market recovery including the timing thereof, the ultimate impact of AI on our industry and business, the impact of inflation, interest rates, wars and geopolitical developments, the impact of pandemics, the performance of our systems, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, our production capacity and ability to adjust capacity to meet demand, supply chain capacity, timely availability of parts and components, raw materials, critical manufacturing equipment and qualified employees, our ability to produce systems to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, risks relating to fluctuations in net bookings and our ability to convert bookings into sales, the risk of order cancellation or push outs and restrictions on shipments of ordered systems under export controls, risks relating to the trade environment, import/export and national security regulations and orders and their impact on us, including the impact of changes in export regulations and the impact of such regulations on our ability to obtain necessary licenses and to sell our systems and provide services to certain customers, exchange rate fluctuations, changes in tax rates, available liquidity and free cash flow and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, the number of shares that we repurchase under our share repurchase program, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, our ability to meet ESG goals and execute our ESG strategy, other factors that may impact ASML’s business or financial results, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2023 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.